Exhibit 99.1

June 24, 2024

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Notice of Annual General Meeting (“AGM”) and Integrated Annual Report for the Financial Year 2023-24

This is to inform that the 78th AGM of the Company is scheduled to be held on Thursday, July 18, 2024 at 9 AM IST through video conferencing.

Pursuant to Section 108 of the Companies Act, 2013 and Regulations 30 and 34 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the following:

1. Notice of the 78th AGM (including e-voting instructions)

2. Integrated Annual Report for the financial year 2023-24

The aforesaid documents are available on the website of the Company at https://www.wipro.com/investors/annual-reports/ and are being dispatched to all eligible shareholders whose email addresses are registered with the Company/Depositories.

The Register of Members and Share Transfer books will remain closed from Wednesday, July 17, 2024 to Thursday, July 18, 2024 (both days inclusive) for the purpose of the AGM in reference to our letter dated June 17, 2024.

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL : As above